December 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski
Dietrich King
Ben Phippen
Michael Volley

Re:	Upstart Holdings, Inc.
Registration Statement on Form S-1
File No. 333-249860

Acceleration Request

Requested Date:	December 15, 2020
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Upstart Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-249860) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jeffrey D. Saper at (650) 575-1174.

* * * *

Sincerely,

UPSTART HOLDINGS, INC.

/s/ Dave Girouard
Dave Girouard
Chief Executive Officer

cc:	Sanjay Datta, Upstart Holdings, Inc.

Alison Nicoll, Upstart Holdings, Inc.

Christopher Ing, Upstart Holdings, Inc.

Emily Sairafian, Upstart Holdings, Inc.

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

John Savva, Sullivan & Cromwell LLP